News Release 07-39	August 30, 2007

FRONTEER’S AURORA EXPANDS JACQUES LAKE URANIUM DEPOSIT

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. ("Aurora") (TSX -- AXU), in which Fronteer holds a 46.8% interest, has announced that eight new drill holes have all intersected uranium mineralization, expanding the size of Aurora’s 100%-owned Jacques Lake Deposit (“Jacques Lake”) by at least 100 metres to the southwest.

The new holes are part of an ongoing drilling program focused on Aurora's assets in the Central Mineral Belt of Coastal Labrador. Jacques Lake is one of the very few significant uranium discoveries made anywhere in the past 10 years -- highlighting the continuing growth and vast discovery potential of this important uranium district.

Mineralization at Jacques Lake starts at surface and has been traced to a depth of 235 metres. The deposit has a drilled strike length of over 600 metres and remains open for further expansion to the southwest and at depth.

New drilling highlights include:

  0.11% U3O8 over 25.00 metres in drill hole JL07-062
  0.16% U3O8 over 15.02 metres in drill hole JL07-061
  0.10% U3O8 over 12.22 metres in drill hole JL07-060
  0.10% U3O8 over 7.00 metres in drill hole JL07-058A

“The results demonstrate that Jacques Lake is a rapidly expanding deposit, now adding an important component to Aurora’s development plans”, said Dr. Mark O’Dea, President and CEO of Aurora. “Jacques Lake and our nearby Michelin Deposit already form one of the world’s largest primary uranium resources. Together, these growing deposits provide the opportunity for long-term local economic benefits while addressing the world’s increasing need for clean energy.” The remainder of the 2007 drill program at Jacques Lake will focus on expanding the deposit at depth and along strike. Detailed drilling results are as follows:

Hole ID	From	To	%U3O8	Interval
JL07-052	295.96	296.96	0.08	1.00
and	409.50	413.50	0.07	4.00
JL07-053	306.50	312.50	0.06	6.00
incl.	309.43	310.00	0.14	0.57
and	444.47	445.50	0.06	1.03
and	448.50	448.95	0.06	0.45
JL07-054	NSV
JL07-055	NSV
JL07-057	895.50	896.50	0.09	1.00
JL07-058A	16.24	23.24	0.10	7.00
incl.	17.24	20.24	0.15	3.00
and	25.24	26.24	0.08	1.00
and	33.25	34.64	0.06	1.39
and	191.00	192.00	0.05	1.00

JL07-059	90.50	92.50	0.08	2.00
JL07-060	120.28	132.50	0.10	12.22
incl.	123.50	127.50	0.15	4.00
and	220.60	221.60	0.12	1.00
and	242.00	253.00	0.12	11.00
incl.	243.00	244.00	0.25	1.00
incl.	246.00	251.00	0.15	5.00
and	270.95	272.95	0.09	2.00
JL07-061	126.37	141.39	0.16	15.02
incl.	126.37	133.37	0.21	7.00
and	228.96	229.96	0.17	1.00
and	256.36	257.11	0.11	0.75
and	288.95	293.2	0.15	4.25
JL07-062	165.00	190.00	0.11	25.00
incl.	165.00	168.00	0.13	3.00
incl.	174.00	177.00	0.21	3.00
incl.	180.00	187.00	0.14	7.00
and	231.00	233.00	0.15	2.00

For a view of the long section at JL please use the following link:
http://www.aurora-energy.ca/files/JacquesLakeExpansion07-16.jpg

JACQUES LAKE RESOURCE

Based on 2006 drilling results, the Jacques Lake deposit contains 5.4 million pounds U3O8 measured & indicated and 5.0 million pounds U3O8 inferred (see Feb. 13, 2007, Press Release 07-04).

An updated resource statement for Jacques Lake will be forthcoming later in the year pending further drilling results.

The Jacques Lake drilling program is part of a larger overall program at Aurora's numerous targets in Coastal Labrador. Aurora is planning to operate year-round exploration with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a target of 75,000 metres, consisting of up to nine drill rigs, with a C$21 million budget.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$102 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$102 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX -- AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO
Glen Edwards, Media Relations
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days of this release.

In addition to the Michelin and Jacques Lake Uranium Deposits, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.